                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1.   Press release dated November 17, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            METALINK LTD.

Date: November 17, 2008                     By: /s/ Yuval Ruhama
                                            --------------------
                                            Yuval Ruhama
                                            Chief Financial Officer

Yuval Ruhama
CFO
Metalink Ltd.
Tel: 972-9-9605395
Fax: 972-9-9605544
yuvalr@MTLK.com

             METALINK REPORTS Q3 2008 RESULTS AND STRATEGIC PROGRESS
                      - QUARTERLY NET LOSS REDUCED TO $3M -

YAKUM, ISRAEL, NOVEMBER 17, 2008 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance broadband communication silicon solutions, today announced its unaudited financial results for the third quarter ended September 30, 2008.

FINANCIAL RESULTS

RESULTS FOR THE THIRD QUARTER: Revenues for the third quarter of 2008 were
$811,000 compared with $3.9 million for the third quarter of 2007. Net loss for the period was $(3.0) million, or $(0.13) per share, compared to $(5.2) million, or $(0.24) per share, for the third quarter of 2007. Net loss for the third quarter of 2008 includes stock-based compensation expenses of $0.7 million.

RESULTS FOR THE NINE MONTHS: For the first nine months of 2008, revenues were
$4.1 million, compared to $8.8 million for the first nine months of 2007. Net loss for the first nine months of 2008 was $(19.5) million, or $(0.83) per share, compared to a net loss of $(15.8) million, or $(0.77) per share, for the first nine months of 2007.

CASH STATUS: Metalink's net cash, cash equivalents, short and long-term investments as of September 30, 2008 were $7.5 million. During the third quarter, the Company received a $3.5 million short-term secured loan from an institutional investor. According to the loan agreement, the Company may request an additional loan of up to $4.5 million. FULL DETAILS REGARDING THE LOAN TERMS
CAN BE REFERENCED IN THE COMPANY'S PRESS RELEASE DATED SEPTEMBER 9, 2008, AND IN
THE COMPANY'S FILINGS WITH THE SEC.

COMMENTS OF MANAGEMENT

Commenting on the results, Mr. Tzvi Shukhman, Metalink's CEO, said, "We are pleased with our success at implementing our restructuring plan, an initiative that has enabled us to narrow our operating expenses dramatically. We have done so while focusing the Company on Carrier Class 802.11n markets, the industry segment which has the strongest need for our differentiating best-of-breed performance. This focus has generated successful trials and pilot deployments of our solutions with leading service operators, as well as design wins with a number of world class vendors of STBs (Set Top Boxes), RGs (Residential
Gateways) and routers. We believe these developments are paving the way toward significant shipments in the latter part of 2009. In parallel, we continue to make progress in the development of our Generation 3 products in line with our plan to further expand our technology leadership.

"We are increasingly optimistic that the combination of our lean operations, best-of-breed technology and excellent team will allow us to maximize shareholders' value as we assess our strategic options," concluded Mr. Shukhman.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a provider of high performance broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Further information is available at http://www.MTLK.com

SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our expectation regarding strategic options, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: our need to raise additional funds in order for us to implement our current business plan, including our liquidity requirements, which funds may not be available to us; our inability to satisfy Nasdaq's requirements for continued listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and
the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange
Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                        SEPTEMBER 30,    DECEMBER 31,
                                                                          ---------        ---------
                                                                            2008             2007
                                                                          ---------        ---------
                                                                         (UNAUDITED)
                                                                          ---------
                                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                          --------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                               $   4,424        $   7,291
  Short-term investments                                                      2,541           17,233
  Trade accounts receivable                                                     645              677
  Other receivables                                                           2,048            2,284
  Prepaid expenses                                                              306              456
  Deferred charges                                                              300                -
  Inventories                                                                 2,982            1,765
                                                                          ---------        ---------
       Total current assets                                                  13,246           29,706
                                                                          ---------        ---------

LONG-TERM INVESTMENTS                                                           738            2,200
                                                                          ---------        ---------

SEVERANCE PAY FUND                                                            1,615            2,534
                                                                          ---------        ---------

PROPERTY AND EQUIPMENT, NET                                                   4,018            4,182
                                                                          =========        =========
                                                                          $  19,617        $  38,622
                                                                          =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term bank credit                                                  $     173        $       -
  Trade accounts payable                                                        645            1,564
  Other payables and accrued expenses                                         3,061            4,979
  Short-term loan                                                             1,756                -
  Warrants to issue shares                                                    1,046                -
                                                                          ---------        ---------
       Total current liabilities                                              6,681            6,543
                                                                          ---------        ---------

ACCRUED SEVERANCE PAY                                                         2,549            3,748
                                                                          ---------        ---------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 24,389,232 and 24,377,232 shares
    as of September 30, 2008 and December 31, 2007, respectively)               701              701
  Additional paid-in capital                                                156,349          154,703
  Accumulated other comprehensive income (loss)                                 (76)              48
  Accumulated deficit                                                      (136,702)        (117,236)
                                                                          ---------        ---------
                                                                             20,272           38,216
                                                                          ---------        ---------

  Treasury stock, at cost; 898,500 as of
     September 30, 2008 and December 31, 2007                                (9,885)          (9,885)
                                                                          ---------        ---------
       Total shareholders' equity                                            10,387           28,331
                                                                          ---------        ---------
       Total liabilities and shareholders' equity                         $  19,617        $  38,622
                                                                          =========        =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     THREE MONTHS ENDED                       NINE MONTHS ENDED
                                                        SEPTEMBER 30,                            SEPTEMBER 30,
                                              --------------------------------        --------------------------------
                                                 2008                 2007                2008                 2007
                                              ------------        ------------        ------------        ------------
                                                        (UNAUDITED)                              (UNAUDITED)
                                              --------------------------------        --------------------------------
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                      $        811        $      3,907        $      4,144        $      8,793
Cost of revenues:
Costs and expenses                                     304               1,644               1,708               4,050
Royalties to the Government of Israel                   27                 115                 132                 255
                                              ------------        ------------        ------------        ------------
Total cost of revenues                                 331               1,759               1,840               4,305
                                              ============        ============        ============        ============

GROSS PROFIT                                           480               2,148               2,304               4,488
                                              ------------        ------------        ------------        ------------

Operating expenses:
Gross research and development                       4,329               6,461              19,384              17,184
Less - Royalty bearing and other grants              1,591                 698               2,527               1,788
                                              ------------        ------------        ------------        ------------
Research and development, net                        2,738               5,763              16,857              15,396
                                              ------------        ------------        ------------        ------------

Selling and marketing                                  976               1,272               4,086               3,979
General and administrative                             615                 637               2,058               1,781
                                              ------------        ------------        ------------        ------------
Total operating expenses                             4,329               7,672              23,001              21,156
                                              ============        ============        ============        ============

OPERATING LOSS                                      (3,849)             (5,524)            (20,697)            (16,668)

Financial income, net                                  813                 311               1,231                 880
                                              ------------        ------------        ------------        ------------

NET LOSS                                      $     (3,036)       $     (5,213)       $    (19,466)       $    (15,788)
                                              ============        ============        ============        ============

Loss per ordinary share:
Basic                                         $      (0.13)       $      (0.24)       $      (0.83)       $      (0.77)
                                              ============        ============        ============        ============

Diluted                                       $      (0.13)       $      (0.24)       $      (0.83)       $      (0.77)
                                              ============        ============        ============        ============

Shares used in computing loss per
ordinary share:
Basic                                           23,490,732          22,118,592          23,489,497          20,617,413
                                              ============        ============        ============        ============

Diluted                                         23,490,732          22,118,592          23,489,497          20,617,413
                                              ============        ============        ============        ============